SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 April, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares - Replacement dated 01 April 2025
Exhibit 1.2	Director/PDMR Shareholding dated 01 April 2025
Exhibit 1.3	Transaction in Own Shares dated 01 April 2025
Exhibit 1.4	Transaction in Own Shares dated 02 April 2025
Exhibit 1.5	Transaction in Own Shares dated 03 April 2025
Exhibit 1.6	Transaction in Own Shares dated 04 April 2025
Exhibit 1.7	Director/PDMR Shareholding dated 07 April 2025
Exhibit 1.8	Transaction in Own Shares dated 07 April 2025
Exhibit 1.9	Transaction in Own Shares dated 08 April 2025
Exhibit 1.10	Transaction in Own Shares dated 09 April 2025
Exhibit 1.11	Transaction in Own Shares dated 10 April 2025
Exhibit 1.12	Director/PDMR Shareholding dated 11 April 2025
Exhibit 1.13	Transaction in Own Shares dated 11 April 2025
Exhibit 1.14	Transaction in Own Shares dated 14 April 2025
Exhibit 1.15	Holding(s) in Company dated 15 April 2025
Exhibit 1.16	Transaction in Own Shares dated 15 April 2025
Exhibit 1.17	Transaction in Own Shares dated 16 April 2025
Exhibit 1.18	Transaction in Own Shares dated 17 April 2025
Exhibit 1.19	Holding(s) in Company dated 22 April 2025
Exhibit 1.20	Transaction in Own Shares dated 22 April 2025
Exhibit 1.21	Transaction in Own Shares dated 23 April 2025
Exhibit 1.22	Transaction in Own Shares dated 24 April 2025
Exhibit 1.23	Transaction in Own Shares dated 25 April 2025
Exhibit 1.24	Share Repurchases dated 29 April 2025

Exhibit 1.1

----------------------

REPLACEMENT ANNOUNCEMENT

This announcement is made in replacement of the Transaction in Own Shares announcement which was included in the 6K batch filing for March 2025.  In the original announcement the number of shares was incorrectly stated in the opening paragraph. It is corrected below.

----------------------

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27th March 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,485,368 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,985,368	1,000,000	1,500,000
Highest price paid per Share (pence):	446.60	446.55	446.55
Lowest price paid per Share (pence):	442.20	442.30	442.45
Volume weighted average price paid per Share (pence):	444.7003	444.3631	444.3141

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	444.7003	3,985,368
Cboe (UK)/BXE	444.3631	1,000,000
Cboe (UK)/CXE	444.3141	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1803D_1-2025-4-1.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	27 March 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,127,252,806
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	359,060,188
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.2

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Grant of restricted share units pursuant to the IST Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	12,915
d)	Aggregated information - Volume - Price - Total	12,915 Nil consideration (market value £4.485) Nil (market value £57,923.78)
e)	Date of the transaction	20 March 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Grant of restricted share units pursuant to the Restricted Share Plan II scheme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	28,699
d)	Aggregated information - Volume - Price - Total	28,699 Nil consideration (market value £4.485) Nil (market value £128,715.02)
e)	Date of the transaction	20 March 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 01 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 7,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,500,000	1,000,000	1,500,000
Highest price paid per Share (pence):	437.50	437.45	437.35
Lowest price paid per Share (pence):	430.45	430.45	430.40
Volume weighted average price paid per Share (pence):	433.1870	433.2230	433.2286

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	433.1870	4,500,000
Cboe (UK)/BXE	433.2230	1,000,000
Cboe (UK)/CXE	433.2286	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2253D_1-2025-4-1.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	01 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,104,267,438
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	382,045,556
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 02 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 7,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,500,000	1,000,000	1,500,000
Highest price paid per Share (pence):	438.50	438.50	438.50
Lowest price paid per Share (pence):	432.85	432.85	432.85
Volume weighted average price paid per Share (pence):	435.5238	435.6438	435.6797

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	435.5238	4,500,000
Cboe (UK)/BXE	435.6438	1,000,000
Cboe (UK)/CXE	435.6797	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4160D_1-2025-4-2.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	02 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,096,767,438
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	389,545,556
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 03 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 7,250,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,750,000	1,000,000	1,500,000
Highest price paid per Share (pence):	424.75	424.75	424.75
Lowest price paid per Share (pence):	397.65	397.95	398.00
Volume weighted average price paid per Share (pence):	411.7678	412.2782	412.2797

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	411.7678	4,750,000
Cboe (UK)/BXE	412.2782	1,000,000
Cboe (UK)/CXE	412.2797	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6096D_1-2025-4-3.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	03 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,089,767,438
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	396,545,556
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 04 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 7,750,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,250,000	1,000,000	1,500,000
Highest price paid per Share (pence):	395.55	395.45	395.55
Lowest price paid per Share (pence):	365.15	365.30	365.10
Volume weighted average price paid per Share (pence):	379.8763	380.9332	380.8256

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	379.8763	5,250,000
Cboe (UK)/BXE	380.9332	1,000,000
Cboe (UK)/CXE	380.8256	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8024D_1-2025-4-4.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	04 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,083,941,381
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	402,371,613
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.3537	5,154
d)	Aggregated information - Volume - Price - Total	5,154 £4.3537 £22,438.97
e)	Date of the transaction	02 April 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.355	72
d)	Aggregated information - Volume - Price - Total	72 £4.355 £313.56
e)	Date of the transaction	03 April 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.3537	907
d)	Aggregated information - Volume - Price - Total	907 £4.3537 £3,948.81
e)	Date of the transaction	02 April 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.355	183
d)	Aggregated information - Volume - Price - Total	183 £4.355 £796.96
e)	Date of the transaction	03 April 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 7 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 8,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	1,500,000
Highest price paid per Share (pence):	367.90	367.55	367.65
Lowest price paid per Share (pence):	343.20	343.25	343.05
Volume weighted average price paid per Share (pence):	351.4939	351.1543	350.8865

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	351.4939	6,000,000
Cboe (UK)/BXE	351.1543	1,000,000
Cboe (UK)/CXE	350.8865	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9909D_1-2025-4-7.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	07 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,076,691,381
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	409,621,613
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 8,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	1,500,000
Highest price paid per Share (pence):	364.45	364.20	364.35
Lowest price paid per Share (pence):	353.55	353.65	353.65
Volume weighted average price paid per Share (pence):	358.7281	358.8373	358.7470

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	358.7281	6,000,000
Cboe (UK)/BXE	358.8373	1,000,000
Cboe (UK)/CXE	358.7470	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1889E_1-2025-4-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,068,941,381
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	417,371,613
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,500,000	1,000,000	1,500,000
Highest price paid per Share (pence):	343.20	342.85	343.15
Lowest price paid per Share (pence):	329.75	329.85	329.95
Volume weighted average price paid per Share (pence):	334.7003	335.0722	335.0620

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	334.7003	6,500,000
Cboe (UK)/BXE	335.0722	1,000,000
Cboe (UK)/CXE	335.0620	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3938E_1-2025-4-9.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	09 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,060,441,381
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	425,871,613
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 8,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,000,000	1,000,000	1,500,000
Highest price paid per Share (pence):	368.80	365.00	365.00
Lowest price paid per Share (pence):	343.65	343.70	343.70
Volume weighted average price paid per Share (pence):	351.8685	352.1705	352.0428

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	351.8685	6,000,000
Cboe (UK)/BXE	352.1705	1,000,000
Cboe (UK)/CXE	352.0428	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5805E_1-2025-4-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,052,727,955
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	433,585,039
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.3295	10
d)	Aggregated information - Volume - Price - Total	10 £3.3295 £33.30
e)	Date of the transaction	10 April 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.3295	113
d)	Aggregated information - Volume - Price - Total	113 £3.3295 £376.23
e)	Date of the transaction	10 April 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,500,000	1,000,000	1,500,000
Highest price paid per Share (pence):	339.85	339.75	339.85
Lowest price paid per Share (pence):	329.80	330.15	329.90
Volume weighted average price paid per Share (pence):	334.1790	334.6237	334.5195

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	334.1790	6,500,000
Cboe (UK)/BXE	334.6237	1,000,000
Cboe (UK)/CXE	334.5195	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7755E_1-2025-4-11.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,043,727,955
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	442,585,039
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,500,000	1,000,000	1,500,000
Highest price paid per Share (pence):	350.20	350.20	350.15
Lowest price paid per Share (pence):	339.60	339.60	339.60
Volume weighted average price paid per Share (pence):	345.0129	345.1068	345.1271

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	345.0129	6,500,000
Cboe (UK)/BXE	345.1068	1,000,000
Cboe (UK)/CXE	345.1271	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9741E_1-2025-4-14.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,035,227,955
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	451,085,039
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB0007980591

Issuer Name
BP P.L.C.

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Norges Bank

City of registered office (if applicable)
Oslo

Country of registered office (if applicable)
Norway

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

11-Apr-2025

6. Date on which Issuer notified

14-Apr-2025

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	3.995550	0.000000	3.995550	641036583
Position of previous notification (if applicable)	4.000690	0.000000	4.000690

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0007980591	543672297		3.388690
US0556221044	97364286		0.606860
Sub Total 8.A	641036583		3.995550%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

14-Apr-2025

13. Place Of Completion

Oslo, Norway

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,500,000	1,000,000	1,500,000
Highest price paid per Share (pence):	350.95	350.90	350.95
Lowest price paid per Share (pence):	342.60	342.65	342.70
Volume weighted average price paid per Share (pence):	346.0580	346.0471	346.0474

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	346.0580	6,500,000
Cboe (UK)/BXE	346.0471	1,000,000
Cboe (UK)/CXE	346.0474	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1718F_1-2025-4-15.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,026,227,955
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	460,085,039
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,500,000	1,000,000	1,500,000
Highest price paid per Share (pence):	353.40	353.35	353.35
Lowest price paid per Share (pence):	341.40	341.40	341.45
Volume weighted average price paid per Share (pence):	349.5081	349.5048	349.5019

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	349.5081	6,500,000
Cboe (UK)/BXE	349.5048	1,000,000
Cboe (UK)/CXE	349.5019	1,500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3497F_1-2025-4-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,017,227,955
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	469,085,039
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 10,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,500,000	1,000,000	2,000,000
Highest price paid per Share (pence):	359.00	358.95	359.00
Lowest price paid per Share (pence):	351.40	351.40	351.50
Volume weighted average price paid per Share (pence):	355.7455	355.7212	355.7259

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	355.7455	7,500,000
Cboe (UK)/BXE	355.7212	1,000,000
Cboe (UK)/CXE	355.7259	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5434F_1-2025-4-17.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,008,227,955
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	478,085,039
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		BP PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify)iii - Acquisition of voting rights as a result of introduction of new holding company following a scheme of arrangement
3. Details of person subject to the notification obligationiv
Name		Elliott Investment Management, L.P
City and country of registered office (if applicable)		Delaware
4. Full name of shareholder(s) (if different from 3.)v
Name		Elliott International, L.P, Elliott Associates, L.P,
City and country of registered office (if applicable)		Grand Cayman, Cayman Islands; Delaware, US
5. Date on which the threshold was crossed or reachedvi:		16/04/2025
6. Date on which issuer notified (DD/MM/YYYY):		22/04/2025
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	0.00%	5.006%	5.006%	806,743,232
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0007980591	100			0.000%

SUBTOTAL 8. A	100			0.000%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.		% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Equity Swap (US0556221044 ADR's)	06/11/2028		Cash	35,024,502 ADR's (210,147,012 shs)	1.304%
Equity Swap (GB0007980591)	31/08/2029		Cash	203,963,797	1.266%
Equity Swap (GB0007980591)	31/08/2029		Cash	257,792,159	1.600%
Equity Swap (GB0007980591)	27/03/2029		Cash	134,840,164	0.836%
			SUBTOTAL 8.B.2	806,743,132	5.006%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Paul Singer	0%	5.006%	5.006%
Elliott Investment Management GP LLC	0%	5.006%	5.006%
Elliott Investment Management LP	0%	5.006%	5.006%
Elliott International, L.P	0%	3.404%	3.404%
Elliott Associates, L.P	0%	1.602%	1.602%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	London, UK
Date of completion	22/04/2025

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 11,250,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	8,250,000	1,000,000	2,000,000
Highest price paid per Share (pence):	360.00	360.00	360.00
Lowest price paid per Share (pence):	355.70	355.70	355.70
Volume weighted average price paid per Share (pence):	357.8261	357.9326	357.8962

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	357.8261	8,250,000
Cboe (UK)/BXE	357.9326	1,000,000
Cboe (UK)/CXE	357.8962	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7446F_1-2025-4-22.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	15,999,227,955
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	487,085,039
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 12,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	9,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	369.70	369.70	369.70
Lowest price paid per Share (pence):	360.10	360.35	360.35
Volume weighted average price paid per Share (pence):	365.5254	366.7119	366.3359

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	365.5254	9,000,000
Cboe (UK)/BXE	366.7119	1,000,000
Cboe (UK)/CXE	366.3359	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9305F_1-2025-4-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	15,988,727,955
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	497,585,039
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 13,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	10,000,000	1,000,000	2,000,000
Highest price paid per Share (pence):	365.20	365.10	365.10
Lowest price paid per Share (pence):	360.00	360.05	360.00
Volume weighted average price paid per Share (pence):	362.4338	362.3958	362.4297

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	362.4338	10,000,000
Cboe (UK)/BXE	362.3958	1,000,000
Cboe (UK)/CXE	362.4297	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1198G_1-2025-4-24.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	15,977,477,955
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	508,835,039
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 April 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 9,011,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,011,000	1,000,000	2,000,000
Highest price paid per Share (pence):	367.15	367.15	367.15
Lowest price paid per Share (pence):	360.55	360.50	360.60
Volume weighted average price paid per Share (pence):	363.5672	363.4060	363.4217

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	363.5672	6,011,000
Cboe (UK)/BXE	363.4060	1,000,000
Cboe (UK)/CXE	363.4217	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3178G_1-2025-4-25.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to treasury have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 April 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	15,965,477,955
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	520,835,039
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.24

BP p.l.c.

----------------------

Share Repurchases

----------------------
29 April 2025

BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company.

The maximum amount allocated to the Programme is around $750 million for a period up to and including 1 August 2025.

The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2025 Annual General Meeting and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 9 of the UK Listing Rules.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Date: 01 May 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary